READING INTERNATIONAL, INC.

AMENDMENT TO
BYLAWS

October 5, 2015

This Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Reading International, Inc., a Nevada corporation (the “Corporation”), adopted as of the date first written above, hereby amends the Bylaws of the Corporation as follows:

1.Article II, Section 2 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“The number of directors, which shall constitute the whole board, shall be nine (9).  Thereafter, the number of directors may from time to time be increased or decreased to not less than one nor more than ten by action of the Board of Directors.  The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of stockholders, and except as provided in Section 4 of this Article, each director elected shall hold office until his successor is elected and qualified.  Directors need not be stockholders.”

2.Except as amended hereby, all other terms and provisions of the Bylaws remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned Secretary of the Corporation certifies that the foregoing Amendment was duly adopted by the Board of Directors of the Corporation effective as of the date first set forth above.

By:_/s/ William D. Ellis_____________
Name:  William D. Ellis
Title:    General Counsel & Secretary

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